Exhibit 21.1

Subsidiaries of Insys Therapeutics, Inc.:

NAME:	JURISDICTION OF ORGANIZATION:
Insys Pharma, Inc.	Delaware
Insys Development Company, Inc.	Delaware
Insys Manufacturing, LLC	Texas
IPSC, LLC	Arizona